Mail Stop 4561

April 16, 2008

Via U.S. Mail and Fax (612) 303-1410

Mr. Thomas P. Schnettler
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

> RE: **Piper Jaffray Companies**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-31720**

Dear Mr. Schnettler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 18

1. On page 24 of the Schedule 14A proxy, you disclose that cash awards granted to your named executive officers which are conditioned on the award recipient's continued employment with you on the payment date are not included in the Summary Compensation Table as 2007 compensation. Per Regulation S-K, Item 402(c)(2)(vii), it appears that such awards should be included in the Summary Compensation Table. Please include this disclosure in the Summary Compensation Table in future filings, and advise us regarding how you intend to revise this disclosure in the future.

Exhibit 13.1 Annual Report

Note 17 Contingencies, Commitments and Guarantees

Legal Contingencies, page 50

2. We note from your disclosure under this heading that you have established reserves for contingent liabilities. Please clarify the nature of these reserves. Tell us how, when, and why such reserves were established as well as the amount of the reserves that pertain to each matter and where they are reflected in your financial statements.

3. We also note from your disclosure on page 11 that reserves were reduced in 2006 resulting in an after tax benefit of $13.1 million. Please clarify the event or circumstance that discharged this contingent liability or removed your responsibility to settle it.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg, Staff Attorney at 202-551-3466 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief